SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)
                                (Amendment No. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           Klamath First Bancorp, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    49842P103
                                 (CUSIP Number)

                               Jeffrey L. Gendell
   55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830 (203) 769-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 6, 2003
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49842P103                 13D                    Page 2 of 11 Pages
-----------------------------------------------------------------------------
     (1)     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
                                             Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 535,750
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 535,750
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 535,750
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                7.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49842P103                 13D                    Page 3 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 535,750
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 535,750
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 535,750
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                7.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49842P103                 13D                    Page 4 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Tontine Overseas Associates, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 46,450
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 46,450
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 46,450
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.7%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49842P103                 13D                    Page 5 of 11 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------------
     (4)     SOURCE OF FUNDS **
                                   OO
-----------------------------------------------------------------------------
     (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                582,200
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                582,200
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                582,200
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                8.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 49842P103                 13D                    Page 6 of 11 Pages

Item 1.     Security and Issuer.

The Schedule 13D, initially filed on October 28, 2002 (the "Schedule 13D"), relating to the common stock, par value $0.01 (the "Common Stock") of Klamath First Bancorp, Inc. (the "Company"), whose principal executive offices are located at 540 Main Street, Klamath Falls, OR 97601, as amended and restated by Amendment No. 1 filed on December 10, 2002, is hereby further amended and restated by this Amendment No. 2 to the Schedule 13D as follows.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TFP;
        (iii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), which serves as the investment manager to TFP Overseas Fund, Ltd., a company organized under the laws of the Cayman Islands ("TFPO"), with respect to the shares of Common Stock directly owned by TFPO; and
         (iv) Mr. Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by TFP and TFPO.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP, TM and TFPO is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut, 06830. The business address of Mr. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.
     (c) The principal business of TFP is serving as a private investment limited partnership. The principal business of TM is serving as general partner to TFP. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the managing member of TM and TOA.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 49842P103                 13D                    Page 7 of 11 Pages

     (f) TFP is a limited partnership organized under the laws of the State of Delaware. Each of TM and TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP and TFPO is approximately $8,610,891. Mr. Gendell, TM and TOA do not directly own any shares of Common Stock.

     The shares of Common Stock purchased by TFP and TFPO were purchased with working capital and on margin. TFP and TFPO conduct their margin transactions with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP and TFPO may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP and TFPO, as the case may be. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 49842P103                 13D                    Page 8 of 11 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 535,750
                         Percentage: 7.9%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 6,746,481 shares of Common Stock issued and outstanding as of November 29, 2002 as reflected in the Company's Form 10-K for the fiscal year ended September 30, 2002.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 535,750
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 535,750
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.
              (e) Not applicable.

      B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 535,750
                         Percentage: 7.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 535,750
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 535,750
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

      C. Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 46,450
                         Percentage: 0.7%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 46,450
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 46,450
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFPO in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
              (e) Not applicable.

CUSIP No. 49842P103                 13D                    Page 9 of 11 Pages

      D. Jeffrey L. Gendell
              (a) Aggregate number of shares beneficially owned: 582,200
                         Percentage: 8.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 582,200
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 582,200
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP and TFPO, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d) Not applicable.
             (e) Not applicable.

CUSIP No. 49842P103                 13D                   Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 8, 2003

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P. and as
                                    managing member of
                                    Tontine Overseas Associates, L.L.C.

CUSIP No. 49842P103                 13D                   Page 11 of 11 Pages

                                   Schedule A

                        Tontine Financial Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
12/12/02                          5,700                   $16.03
12/16/02                          2,300                   $16.03
12/17/02                          3,600                   $16.07
01/02/03                          2,600                   $16.07
01/06/03                         52,000                   $16.10


                             TFP Overseas Fund, Ltd.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
01/06/03                         18,000                   $16.10